June 29, 2006

Mr. Qiong Wang
Chief Executive Officer
Bodisen Biotech, Inc.
North Part of Xinquia Road, Yang Ling AG
High-Tech Industries Demonstration Zone
People`s Republic of China 712100

Re:	Bodisen Biotech, Inc.
		Registration Statement on Form SB-2
      Filed April 10, 2006
	File No. 333-133177

	Form 10-KSB for the Fiscal Year Ended December 31, 2005
	Filed March 28, 2006, as amended
	File No. 01-32616

		Form 10-QSB for the Fiscal Quarter Ended March 31, 2006
	Filed May 9, 2006

Dear Mr. Wang:

      We have limited our review of the above filings and response letter dated June 9, 2006 to only the areas upon which we have issued comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-KSB for the Fiscal Year Ended December 31, 2005, as amended

History, page 4

1. We note from your response to prior comment number six that you "revised the Company`s disclosure, under this heading, within the Management`s Discussion and Analysis, and in the notes to the Company`s financial statements, to clearly explain the sequence of events that led to the formation of the Company`s business."
Based
on review of your MD&A, we note no significant changes from your previous filing. Please explain how you have revised this section.

2. As previously requested in prior comment number six, please tell us where and how you have reported the sale of Stratabid.com Online within your financial statements. In this regard, we note your disclosure on page F-18 that "In consideration of the sale, Mr. Wasson returned 750,000 Common Shares to Stratabid for cancellation.
In addition, Mr. Wasson forgave all indebtedness owed by Stratabid to
Mr. Wasson. Other than indebtedness of BII, Stratabid had no indebtedness or other liability of any kind or nature after the sale of the business to Mr. Wasson, save and except for liabilities incurred in connection with the Merger."

Management`s Discussion and Analysis or Plan of Operation, page 10

Significant Accounting Polices

3. We have given further consideration to our prior comment number eight and your response to the comment. Please revise the title of this section to read Critical Accounting Policies instead of Significant Accounting Policies to avoid investor confusion. In addition, expand your disclosure under the Use of Estimates to clearly indicate that the items identified below involve, if true, accounting estimates and assumptions that may be material to the Company due to the levels of subjectivity and judgment involved.

Intangible assets

4. We note from your response to prior comment number nine that your disclosure surrounding goodwill was made in error. However, you did not eliminate the erroneous disclosure from your amended filing. Please revise your disclosure, as appropriate, in light of your response.

Year Ended December 31, 2005 compared to Year Ended December 31,
2004, page 12

5. We note that the version of your amended Form 10-K filed on our website does not contain disclosure included in the redline version filed under Correspondence on Edgar in response to prior comment number ten. Please amend your filing to include the disclosure contained in your response letter, as follows: "Gross profit is calculated by deducting from revenues the raw materials used to produce the finished products as well as charges for depreciation, employee welfare, repairs to machinery and equipment, all inventoriable costs and all other costs incident to or necessary for the production of our products."

Report of Independent Registered Public Accounting Firm, page F-1

6. We note that the audit report now opines on the "financial statement schedule listed in the accompanying index." Please tell us whether or not your auditors performed additional procedures requiring a dual dated audit report.

Consolidated Statement of Stockholders` Equity, page F-4

7. We have reviewed the schedule provided in response to prior comment number 14. Please tell us why you have multiplied the applicable shares by a "4 post split of Stratabid," as we are unable to locate any previous discussion surrounding this split. In addition, please expand the disclosure in the applicable sections of the filing to clearly disclose the pertinent terms of the split, including without limitation, the date when this split became effective.

Note 1 - Organization and Basis of Presentation, page F-6

8. We note from your response to prior comment number 15 that you have "revised Note 1 to incorporate the Staff`s comments." Based on review of the revised disclosure under the Organization and Line of
Business, we note no other changes to the disclosure other than the addition of the sentence "As a result of the two reverse merger transactions described above (BBST with BII and BII with Stratabid) the historical financial statements presented are those of BBST, the operating entity." As such, please readdress the following additional comments under this section.

9. Revise your footnote one disclosure to ensure consistency with the entities you identified under the Business heading on page four. For instance, we note that you identify Yang Ling Bodisen Biology Science and Technology Development Company Limited as "Yang Ling" on page four but as "BBST" on page F-6. You also identify Bodisen International, Inc. as "Bodisen International" on page four but as "BII" on page F-6.

10. It appears that you disclose a merger between Bodisen International, Inc. and Yang Ling Bodisen Biology Science and Technology Development Company Limited that occurred on December 15,
2003 within footnote one but not within the History section on page four. For consistency, please add similar disclosure to page four of your filing and your MD&A, as appropriate.

11. In response to our fourth bullet point of prior comment 15, wherein we requested i) an explanation as to how the 12,000,000 shares of Stratabid that were exchanged in the reverse merger were reflected in your Consolidated Statement of Stockholders` Equity, and
ii) an explanation for the contrasting disclosure on page 5, where you indicate that the Company issued "3 million shares of its Common
Stock to the holders of BII shares," we do not find your response helpful. In this regard, your response merely cites disclosure on page F-6 verbatim and does not provide information as to why you have multiplied the applicable shares by a "4 post split" as indicated in your response to prior comment number 14. Therefore, we reissue the fourth bullet point to prior comment number 15 and request a detailed explanation to this comment in your supplemental response. That bullet point, revised for current disclosure, is as follows:

We note your statement on page F-6 that "On February 24, 2004, BII consummated a merger agreement with Strabid.com, Inc. ("Stratabid"), a Delaware corporation, to exchange 12,000,000 shares of Stratabid to the stockholders of BII, in which BII merged into Bodisen Holdings,
Inc. (BHI), an acquisition subsidiary of Statrabid, with BHI being the surviving entity." Please tell us how this stock exchange is reflected in your Consolidated Statement of Stockholders` Equity on page F-4. In addition, contrast this disclosure with page 4, where you indicate that the Company issued "3 million shares of its Common
Stock to the holders of Bodisen International shares."

12. We find that your response to the fifth bullet point of prior comment 15 contains disclosure included in your filing verbatim with no additional clarifying explanation to help us understand the question raised in our comment. Therefore, we reissue our comment, as follows:

We note that you incurred expenses of $651,000 relating to the private placement in March 2005. Please confirm, if true, that none of these expenses were paid directly to the investor in the convertible instrument or otherwise advise. In this regard, the Task
Force observed, in paragraph 22 of EITF 00-27, that "(a) issuance costs are limited to incremental and direct costs incurred with parties other than the investor in the convertible instrument and
(b)
any amounts paid to the investor when the transaction is consummated represent a reduction in the proceeds received by the issuer (not issuance costs).

13. As previously requested in the seventh bullet point of prior comment 15, tell us and clarify within your disclosure, what you mean by the statement that "The net proceeds from this offering were sent to China towards capital contribution of the registration of a wholly-owned Bodisen subsidiary by the name of "Yang ling Bodisen Agricultural Technology Co., Ltd. ("Agricultural")."

Financial Statement Schedule - Parent Only Financial Statements, page
F19

14. Please tell us why you have only presented the Statement of Operations and Cash Flows for the year ended December 31, 2005. In this regard, Rule 12-04 of Regulation S-X requires condensed financial information "for the same periods for which audited consolidated financial statements are required."

15. Please revise your Balance Sheet and Statement of Cash Flows for the following items such that the line item description is consistent with the financial information reported in the line item:

* Revise line item from Retained earnings to Retained deficit;
* Revise line item from Net income to Net loss.

Controls and Procedures, page 15

16. We note from your response to prior comment number 19 that you "have revised the disclosure to clarify that there were no changes in the Company`s internal control over financial reporting." As we are unable to locate this change, we reissue prior comment number 19 in its entirety.

You state that there were no "significant changes" in your internal control over financial reporting. Please note that Item 308(c) of Regulation S-B requires that you disclose any change in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or
15d-15 that occurred during the fourth fiscal quarter that has "materially affected, or is reasonably likely to materially affect, the small business issuer`s internal control over financial reporting." See also Regulation S-B, paragraph 4(d) of Exhibit 31.
Please review your disclosure and revise as appropriate.

Exhibits 31.1 and 31.2

17. We note from your response to prior comment number 20 that you "have revised the certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 so that they precisely match the language set forth in the Act." However, it does not appear that you have revised your certifications as represented. Therefore, we reissue prior comment number 19 in its entirety.

We note that the wording of your certifications pursuant to Section
302 of the Sarbanes-Oxley Act of 2002 does not precisely match the language set forth in the Act. In this regard, your certifications include references throughout the certification to both annual and quarterly reports and your paragraph 5 appears to contain outdated certification language. Refer to Item 601(b)(31) of Regulation S-B for the exact text of the required Section 302 certification, and amend your exhibits as appropriate.

Form 10-QSB for the Fiscal Quarter Ended March 31, 2006

General

18. Please revise your interim report on Form 10-QSB as necessary to comply with all applicable comments written on your annual report above. As applicable, your revisions should include enhanced disclosure to MD&A, the financial statements, and notes to the financials statements.

Consolidated Statements of Cash Flows, page 4

19. Please revise your caption for Net cash provided by operating activities, since operating activities resulted in the use of net cash for the quarter ended March 31, 2005.

Note 9 - Stock Options and Warrants, page 12

20. Please expand your disclosure to include the minimum disclosure requirements of paragraph A240 of SFAS 123(R). In this regard, it appears that you need to address, without limitation, the disclosure for the aggregate intrinsic value of your outstanding and exercisable stock options and the assumptions used during the year to estimate the fair value of the awards. See paragraphs A240(c) and (e) of SFAS
123(R). Please ensure that you address all disclosure requirements identified by the standard.

Closing Comments

      As appropriate, please amend the above filings in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Jennifer Goeken at (202) 551-3721 or, in her absence, Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Wynn at (202) 551-3756 or, in his absence, me at (202) 551-3740 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

									Sincerely,


									H. Roger Schwall
									Assistant Director


      cc:  J. Wynn
            J. Goeken
            J. Davis
            via facsimile
      Marc J. Ross, Esq.
            Sichenzia Ross Friedman Ference LLP
            (212) 930-9725
Mr. Qiong Wang
Bodisen Biotech, Inc.
June 29, 2006
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE
     MAIL STOP 7010